Exhibit 99.1

Media Contacts:
Tally Netzer, Director of Corporate Communications, Optibase, Ltd.
011-972-9-9709-202
tallyn@optibase.com

Jennifer Hicks, ink Communications for Optibase
+1-617-488-0988 ext. 2
Jennifer@theinkstudio.com

Investor Relations Contact:
Lee Roth, KCSA for Optibase
+1-212-896-1209
lroth@kcsa.com

Optibase to Provide Complete IPTV Solution for W.T. Services

Optibase offers smaller Telcos an integrated state-of-the-art solution

MOUNTAIN VIEW, Calif. and HERZLIYA, Israel – March 19, 2007 – Optibase, Ltd. (NASDAQ:OBAS), a leading provider of advanced digital video solutions, today announced that W.T. Services Inc. has selected Optibase as the prime integrator for a new IPTV solution, including encoding platforms, video on-demand (VOD), middleware and conditional access. Working closely with CHR Solutions, a premier telecommunications consulting firm, Optibase will draw upon its proven expertise in video to deliver a system that will allow W.T. Services to offer customers state-of-the-art television and on-demand services in the town of Hereford, Texas via FTTP. Partners in the project include Dascom Systems Group, BitBand and additional leading technology vendors.

With Optibase as the prime integrator, smaller Telcos such as W.T. Services are able to deliver a cutting-edge, carrier-grade IPTV solution which is cost-effective and offers flexibility for customization to meet the operator’s specific needs. Optibase’s experience providing solutions for IPTV services worldwide ensures that systems are up and running efficiently and effectively with proven best-of-breed technology.

W.T. Services, Inc., a wholly-owned subsidiary of West Texas Rural Telephone Cooperative, is a Competitive Local Exchange Carrier (CLEC) in the existing communities of Friona and Bovina. The company is one of the most advanced triple play service providers in the US, offering businesses and residents the option of using a local company for telephone, high speed internet and cable television service. The addition of IPTV will enhance the service portfolio and provide the driving applications for the advanced fiber infrastructure being installed in the Hereford Texas.

“In building a comprehensive network of fiber-to-the-home in our communities, we strive to offer the residents of rural Texas all of the services that can be found in metropolitan areas,” said Thomas A Hyer, President of W.T. Services “We can achieve this with Optibase’s IPTV solution, which provides us with a quick and reliable IPTV solution for national television channels and local feeds, as well as an advanced suite of personalized services such as VOD and Time Shifted TV.”

“We have put together a full IPTV solution with scalability and flexibility in mind. This allows Optibase to tailor the system according to our customers’ requirements very quickly and efficiently,” said Adam Schadle, President of Optibase Inc. “We are thrilled to be working with W.T. Services and committed to provide them with a system that will offer their customers live and on-demand services.”

About CHR Solutions:

CHR Solutions is a premier telecommunications consulting firm that helps its clients anticipate and respond to the latest technology, business and regulatory changes to serve their customers and maintain their competitive edge. CHR Solutions provides integrated telecommunications engineering and consulting services, including Internet Protocol (IP) and video services. Other services include wireless; interconnection agreements and implementation; OSP, network design; regulatory/business compliance; rates and tariffs; strategic planning; marketing; research and advertising; association management; DSL, fiber-to-the-home (FTTH) and Voice over Internet Protocol (VoIP) planning; financial modeling, and billing and revenue assurance. CHR Solutions is headquartered in Houston with offices in Dallas, Lubbock, Austin, Minneapolis and Phoenix. More information is available at www.CHRSolutions.com

About Optibase

Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore.  Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.  For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.